      `

June 10, 2020TSX: SAM

OTCQB: SHVLF

Starcore is Debt Free

Vancouver, B.C. – Starcore International Mines Ltd. (TSX: SAM) (“Starcore” or the “Company”) is pleased to report that the Company has paid out CAD$3,000,000 of secured Bonds, plus accrued interest of CAD$235,410, ahead of the Bonds’ June 18th 2020, maturity date. In addition to this debt repayment, the Company had also repaid a US$1,000,000 loan due April 25th, 2020. The payments were made from the Company’s cash flow generated from mine operations and prior asset sales. “We are pleased to be debt free again and can now direct our positive cash flow to improving production at the San Martin mine,” stated Robert Eadie, CEO and President.

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Robert Eadie”
Robert Eadie, President & Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

EVAN EADIE
Investor Relations
Telephone: (416) 640-1936 x 203
Toll Free:   1-866-602-4935
Email: eeadie@starcore.com

The Toronto Stock Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6
Telephone:  (604) 602-4935     e-mail. investor@starcore.com      website:  www.starcore.com